Exhibit A

Ceragon Networks Reports Second Quarter 2019 Financial Results

August 12, 2019

CERAGON NETWORKS REPORTS SECOND QUARTER 2019
FINANCIAL RESULTS

Little Falls, New Jersey, August 12, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the second quarter which ended June 30, 2019.

Second Quarter 2019 Highlights:

Revenues - $73.0 million, down 17.4% from the second quarter of 2018, and up 5.5% from the first quarter of 2019.

Gross margin – 36.1%, compared to 32.5% in the second quarter of 2018 and 35.6% in the first quarter of 2019.

Operating income - $4.1 million, compared to $6.4 million in the second quarter of 2018, and $3.2 million in the first quarter of 2019.

Net income - $0.8 million, or $0.01 per diluted share for the second quarter of 2019, compared to $3.2 million, or $0.04 per diluted share, in the second quarter of 2018. Net income for the first quarter of 2019 was $0.8 million, or $0.01 per diluted share.

Non-GAAP results – Gross margin was 36.1%, operating income was $4.8 million, and net income was $2.5 million, or $0.03 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents - $29.0 million at June 30, 2019, compared to $29.8 million at March 31, 2019.

“Growth in several regions accounted for the sequential increase in revenue during the second quarter, although the overall revenue level continued to reflect the delay in receiving orders from our customers in India,” said Ira Palti, president and CEO of Ceragon. “We are pleased to report that, during Q2, we added new design wins for 5G in North America, Europe, and Asia Pacific which we expect to begin contributing to revenue during the second half of next year.

“Excluding India, revenue from other regions increased substantially in the first half of 2019 compared to the first half of 2018, and we expect to see this trend continue. Looking to the second half of 2019, it now appears that our revenue from India will be affected not only by the order delays but also by a slowdown in the pace of deployment activity, preventing us from reaching our net income goal and causing net income for 2019 to decline compared to 2018,” Mr. Palti explained.

Supplemental geographical breakdown of revenue for the second quarter of 2019:

• Europe:	13%
• Africa:	11%
• North America:	20%
• Latin America:	28%
• India:	10%
• APAC:	18%

A conference call to discuss the results will begin at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1085 or International: +1 (612) 288-0340, from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: https://www.ceragon.com/investors/webcasts, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 469750. A replay of both the call and the webcast will be available through September 12, 2019.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide smoothly evolve their networks towards 5G, while increasing operational efficiency and enhancing end customers’ quality of experience, with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, that use our solutions to deliver mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology and wireless backhaul solutions provide highly reliable, 5G high-capacity connectivity with minimal use of spectrum, power and other resources. Our solutions enable increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Ceragon’s solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated: risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Ran Vered
+972 3 543 1595
ranv@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

 -tables follow-

Ceragon Reports Second Quarter 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018

Revenues	$73,001	$88,328	$142,164	$171,603
Cost of revenues	46,640	59,579	91,171	115,250

Gross profit	26,361	28,749	50,993	56,353

Operating expenses:
Research and development, net	6,254	6,821	12,418	14,035
Selling and marketing	10,121	10,369	19,583	20,931
General and administrative	5,854	5,190	11,636	9,649

Total operating expenses	$22,229	$22,380	$43,637	$44,615

Operating income	4,132	6,369	7,356	11,738

Financial expenses, net	1,830	2,646	2,939	4,680

Income before taxes	2,302	3,723	4,417	7,058

Taxes on income	1,398	497	2,532	1,762
Equity loss in affiliates	141	-	314	-

Net income	$763	$3,226	$1,571	$5,296

Basic net income per share	$0.01	$0.04	$0.02	$0.07
Diluted net income per share	$0.01	$0.04	$0.02	$0.07

Weighted average number of shares used in computing basic net income per share	80,192,036	78,231,726	80,153,038	78,155,810

Weighted average number of shares used in computing diluted net income per share	82,051,028	80,850,353	82,192,544	80,457,636

Ceragon Reports Second Quarter 2019 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30, 2019	December 31, 2018
ASSETS	Unaudited	Audited

CURRENT ASSETS:
Cash and cash equivalents	$29,041	$35,581
Short - term bank deposits	-	515
Trade receivables, net	121,449	123,451
Other accounts receivable and prepaid expenses	13,783	12,135
Inventories	73,900	53,509

Total current assets	238,173	225,191

NON-CURRENT ASSETS:
Long-term bank deposits	29	504
Deferred tax assets	6,236	7,476
Severance pay and pension fund	5,574	5,096
Property and equipment, net	35,009	33,613
Intangible assets, net	7,670	6,576
Other non-current assets	15,822	4,544

Total non-current assets	70,340	57,809

Total assets	$308,513	$283,000

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$79,431	$78,892
Deferred revenues	3,770	3,873
Short- term loans	8,900	-
Other accounts payable and accrued expenses	26,385	27,256

Total current liabilities	118,486	110,021

LONG-TERM LIABILITIES:
Deferred tax liability	24	28
Accrued severance pay and pension	10,053	9,711
Deferred revenues	6,265	-
Other long-term payables	9,926	3,672

Total long-term liabilities	26,268	13,411

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	215	214
Additional paid-in capital	416,835	415,408
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,016)	(9,208)
Accumulated deficits	(225,184)	(226,755)

Total shareholders' equity	163,759	159,568

Total liabilities and shareholders' equity	$308,513	$283,000

Ceragon Reports Second Quarter 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)
	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities:
Net income	$763	$3,226	$1,571	$5,296
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,318	1,990	4,438	3,501
Stock-based compensation expense	697	679	1,172	1,032
Increase in trade and other receivables, net	(3,797)	(292)	(10,188)	(109)
Decrease (increase) in inventory, net of write off	(6,663)	2,561	(20,813)	7,049
Decrease (increase) in deferred tax asset, net	646	(64)	1,236	410
Increase (decrease) in trade payables and accrued liabilities	(6,120)	(4,383)	9,463	(10,237)
Increase in long and short – term deferred revenues	5,774	856	6,150	1,796
Other adjustments	(105)	(394)	(136)	(186)
Net cash provided by (used in) operating activities	$(6,487)	$4,179	$(7,107)	$8,552
Cash flow from investing activities:
Purchase of property and equipment, net	(2,716)	(658)	(6,707)	(3,957)
Purchase of intangible assets, net	(603)	(250)	(2,792)	(1,336)
Release (purchase) of long and short – term bank deposit	(20)	-	920	-
Net cash used in investing activities	$(3,339)	$(908)	$(8,579)	$(5,293)

Cash flow from financing activities:
Proceeds from share options exercise	190	274	256	374
Proceeds of short-term bank credits and loans, net	8,900	-	8,900	-
Net cash provided by financing activities	$9,090	$274	$9,156	$374

Translation adjustments on cash and cash equivalents	$23	$(103)	$(10)	$(112)
Increase (decrease) in cash and cash equivalents	$(713)	$3,442	$(6,540)	$3,521
Cash and cash equivalents at the beginning of the period	29,754	25,956	35,581	25,877
Cash and cash equivalents at the end of the period	$29,041	$29,398	$29,041	$29,398

Ceragon Reports Second Quarter 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018

GAAP cost of revenues	$46,640	$59,579	$91,171	$115,250
Stock based compensation expenses	(16)	(1)	(31)	(18)
Changes in indirect tax positions	(9)	(12)	(30)	(27)
Non-GAAP cost of revenues	$46,615	$59,566	$91,110	$115,205

GAAP gross profit	$26,361	$28,749	$50,993	$56,353
Gross profit adjustments	25	13	61	45
Non-GAAP gross profit	$26,386	$28,762	$51,054	$56,398

GAAP Research and development expenses	$6,254	$6,821	$12,418	$14,035
Stock based compensation expenses	(98)	(67)	(201)	(127)
Non-GAAP Research and development expenses	$6,156	$6,754	$12,217	$13,908

GAAP Sales and Marketing expenses	$10,121	$10,369	$19,583	$20,931
Stock based compensation expenses	(207)	(142)	(382)	(286)
Non-GAAP Sales and Marketing expenses	$9,914	$10,227	$19,201	$20,645

GAAP General and Administrative expenses	$5,854	$5,190	$11,636	$9,649
Stock based compensation expenses	(376)	(469)	(558)	(601)
Non-GAAP General and Administrative expenses	$5,478	$4,721	$11,078	$9,048

GAAP financial expenses	$1,830	$2,646	$2,939	$4,680
Leases – financial income (expenses)	(218)	-	(192)	-
Non-GAAP financial expenses	$1,612	$2,646	$2,747	$4,680

GAAP Tax expenses	$1,398	$497	$2,532	$1,762
Non cash tax adjustments	(654)	96	(1,272)	(468)
Non-GAAP Tax expenses	$744	$593	$1,260	$1,294

GAAP equity loss in affiliates	$141	$-	$314	$-
Other non-cash adjustments	(141)	-	(314)
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

Ceragon Reports Second Quarter 2019 Results
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)
	Three months ended, June 30,		Six months ended, June 30,
	2019	2018	2019	2018

GAAP net income	$763	$3,226	$1,571	$5,296
Stock based compensation expenses	697	679	1,172	1,032
Changes in indirect tax positions	9	12	30	27
Leases – financial expenses (income)	218	-	192	-
Non-cash tax adjustments	654	(96)	1,272	468
Other non-cash adjustment	141	-	314	-
Non-GAAP net income	$2,482	$3,821	$4,551	$6,823

GAAP basic net income per share	$0.01	$0.04	$0.02	$0.07

GAAP diluted net income per share	$0.01	$0.04	$0.02	$0.07
Non-GAAP basic and diluted net income per share	$0.03	$0.05	$0.06	$0.08

Weighted average number of shares used in computing GAAP basic net income per share	80,192,036	78,231,726	80,153,038	78,155,810

Weighted average number of shares used in computing GAAP diluted net income per share	82,051,028	80,850,353	82,192,544	80,457,636

Weighted average number of shares used in computing Non-GAAP diluted net income per share	82,249,605	81,156,546	82,475,897	80,767,046